UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.    )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha Kansai Mirai Financial Group

(Name of Subject Company)

Kansai Mirai Financial Group, Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Kansai Mirai Financial Group, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities )

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Tetsuya Kan

Representative Director and Executive President

Kansai Mirai Financial Group, Inc.

2-1, Bingomachi 2 chome, Chuo-ku

Osaka 540-8610

Japan

+81-6-7733-7000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number	Description

99.1	English translation of Notice of Convocation of the Extraordinary General Meeting of Shareholders

99.2	English translation of Reference Documents for the Extraordinary General Meeting of Shareholders

99.3	English translation of Supplementary Materials for the Extraordinary General Meeting of Shareholders

99.4*	English translation of the press release titled “Notice Regarding Commencement of Tender Offer for Shares of Kansai Mirai Financial Group, Inc. (Securities Code: 7321)” dated November 10, 2020

99.5*	English translation of the press release titled “Notice Regarding the Execution of the Share Exchange Agreement (Simplified Share Exchange) for Resona Holdings, Inc. to Make Kansai Mirai Financial Group, Inc. a Wholly-Owned Subsidiary” dated November 10, 2020

99.6*	English translation of the press conference material titled “Enhancement of Group Management by Resona – Making Kansai Mirai Financial Group a Wholly-owned Subsidiary” dated November 10, 2020

99.7**	English translation of the press release titled “(Correction) Notice Regarding Partial Correction of the “Notice Regarding Commencement of Tender Offer for Shares of Kansai Mirai Financial Group, Inc. (Securities Code: 7321)”” dated November 20, 2020

99.8***	English translation of the press release titled “Notice Regarding Results of the Tender Offer for Shares of Kansai Mirai Financial Group, Inc. (Securities Code: 7321)” dated December 10, 2020

99.9***	English translation of the press release titled “(Correction) Notice Regarding Partial Correction of the “Notice Regarding Results of the Tender Offer for Shares of Kansai Mirai Financial Group, Inc. (Securities Code: 7321)”” dated December 10, 2020

*	Previously attached as an exhibit to the Form CB furnished by Resona Holdings, Inc. with the Securities and Exchange Commission on November 12, 2020.
**	Previously attached as an exhibit to Form CB (Amendment No. 1) furnished by Resona Holdings, Inc. with the Securities and Exchange Commission on November 23, 2020.
***	Previously attached as an exhibit to Form CB (Amendment No. 2) furnished by Resona Holdings, Inc. with the Securities and Exchange Commission on December 11, 2020.

Item 2. Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Kansai Mirai Financial Group, Inc. is submitting to the Securities and Exchange Commission a Form F-X dated January 29, 2021 concurrently with the furnishing of this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kansai Mirai Financial Group, Inc.

By:	/s/ Noriyuki Goto
Name:	Noriyuki Goto
Title:	General Manager, Group Strategy Division

Dated: January 29, 2021